Exhibit 99.3

PRE-FUNDED COMMON SHARE PURCHASE WARRANT

Medicenna Therapeutics Corp.

Warrant Certificate No.: 2024-PFW-01 Number of Common Shares Purchasable: 5,141,388	Date: April 30, 2024

THIS PRE-FUNDED COMMON SHARE PURCHASE WARRANT CERTIFICATE (the “Pre-Funded Warrant”) certifies that, for value received, RA Capital Healthcare Fund, L.P. (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Initial Exercise Date”) and until this Pre-Funded Warrant is exercised in full (the “Termination Date”) but not thereafter, to subscribe for and purchase from Medicenna Therapeutics Corp. (the “Corporation”), up to 5,141,388 Common Shares (as defined below) (as subject to adjustment hereunder, the “Warrant Shares”). The purchase price of one Common Share under this Pre-Funded Warrant shall be equal to the Exercise Price, as defined in Section 2.b).

Section 1.      Definitions. In addition to the terms defined elsewhere in this Pre-Funded Warrant, the following terms have the meanings indicated in this Section 1:

“CA$” or “dollars” means lawful money of Canada.

“Business Day” means any day except any Saturday, any Sunday, any day which is a statutory holiday in the City of Toronto, Ontario, Canada.

“Common Shares” means the common shares in the share capital of the Corporation, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Share Equivalents” means any securities of the Corporation or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Offering” means the issue and sale of Common Shares and Pre-Funded Warrants to the holder by the Corporation completed on April 30, 2024.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Principal Trading Market” means the TSX or, if the Common Shares are traded on a Trading Market in the United States and the Holder is a resident of the United States, the Trading Market in the United States where the Common Shares are traded.

“Subsidiary” means any subsidiary of the Corporation and shall, where applicable, also include any direct or indirect subsidiary of the Corporation formed or acquired after the date hereof.

“Trading Day” means a day on which the Common Shares may be traded on a Trading Market.

“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the TSX, the TSX Venture Exchange, the NEO Exchange (or any successors to any of the foregoing).

“Transfer Agent” means TSX Trust Company, the current transfer agent of the Corporation, and any successor transfer agent of the Corporation.

“TSX” means Toronto Stock Exchange.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market in Canada, the volume weighted average price of the Common Shares on such Trading Market, (b) the volume weighted average price of the Common Shares on the over-the-counter market on OTCQB or OTCQX as applicable, (c) if the Common Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Shares are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Shares so reported, or (d) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the Corporation and reasonably acceptable to the Holder, the fees and expenses of which shall be paid by the Corporation.

Section 2.      Exercise.

a)            Exercise of Pre-Funded Warrant. Exercise of the purchase rights represented by this Pre-Funded Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Corporation of a duly executed PDF copy of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”), submitted by e-mail to (i) the Chief Financial Officer of the Corporation at dhyman@medicenna.com and to (ii) Charles-Antoine Soulière at casouliere@mccarthy.ca, together with the aggregate Exercise Price for the shares specified in the applicable Notice of Exercise by wire transfer. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Pre-Funded Warrant to the Corporation until the Holder has purchased all of the Warrant Shares available hereunder and the Pre-Funded Warrant has been exercised in full, in which case, the Holder shall surrender this Pre-Funded Warrant to the Corporation for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Corporation. Partial exercises of this Pre-Funded Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Corporation shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Corporation shall deliver any objection to any Notice of Exercise within one (1) Business Day of receipt of such notice or such other shorter period of time in order to allow for the settlement of the Warrant Shares in the applicable Notice of Exercise by the Warrant Share Delivery Date. The Holder, by acceptance of this Pre-Funded Warrant, acknowledges and agrees that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

b)            Exercise Price. The aggregate exercise price of this Pre-Funded Warrant, except for a nominal exercise price of CA$0.01 per Warrant Share, was pre-funded to the Corporation on or prior to the Initial Exercise Date and, consequently, no additional consideration (other than the nominal exercise price of CA$0.01 per Warrant Share) shall be required to be paid by the Holder to the Corporation to effect any exercise of this Pre-Funded Warrant. The Holder shall not be entitled to the return or refund of all, or any portion, of such pre-paid aggregate exercise price under any circumstance or for any reason whatsoever. The remaining unpaid exercise price per Warrant Share under this Pre-Funded Warrant shall be CA$0.01, subject to adjustment hereunder (the “Exercise Price”).

c)            Mechanics of Exercise.

i.            Delivery of the Warrant Shares Upon Exercise. The Corporation shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by either the physical delivery of a certificate, registered in the Corporation’s share register in the name of the Holder or its qualified designee, or the confirmation of a registration of the Warrant Shares in the name of the Holder or its designee in Corporation’s records in book-entry form via a direct registration system (DRS) maintained by or on behalf of the Corporation or otherwise as directed by the Holder, in each case for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the earlier of (A) the date that is two (2) Trading Days after the delivery to the Corporation of (i) the Notice of Exercise and (ii) the aggregate Exercise Price or (B) the standard settlement period, expressed in a number of Trading Days, for the Principal Trading Market that is in effect on the date of delivery of an applicable Exercise Notice as is industry practice for regular-way trading on the Principal Trading Market after the delivery to the Corporation of (i) the Notice of Exercise and (ii) the aggregate Exercise Price (such date, the “Warrant Share Delivery Date”). Upon delivery of the Notice of Exercise and the aggregate Exercise Price, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Pre-Funded Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares.

ii.            Delivery of New Pre-Funded Warrants Upon Exercise. If this Pre-Funded Warrant shall have been exercised in part, the Corporation shall, at the request of the Holder and upon surrender of this Pre-Funded Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Pre-Funded Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Pre-Funded Warrant, which new Pre-Funded Warrant shall in all other respects be identical with this Pre-Funded Warrant.

iii.            Rescission Rights. If the Corporation fails to transmit to the Holder the Warrant Shares pursuant to Section 2.c) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

iv.            Failure to Deliver Warrant Shares. In addition to any other rights available to the Holder, if the Corporation fails to deliver to the Holder or its designee the applicable Warrant Shares in the manner required pursuant to Section 2.c) by the Warrant Share Delivery Date following the Notice of Exercise date and the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”) but did not receive by the Warrant Share Delivery Date, then the Corporation shall, within two (2) Trading Days after the Holder’s request and in the Holder’s sole discretion, promptly honor its obligation to deliver to the Holder or its designee the Warrant Shares pursuant to Section 2.c) and pay cash to the Holder in an amount equal to the excess (if any) of Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased in the Buy-In, less the product of (A) the Common Shares purchased in the Buy-In, times (B) the closing price of the Common Shares on the Principal Trading Market on the Notice of Exercise date.

v.            Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Pre-Funded Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Corporation shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

vi.            Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Corporation, and such Warrant Shares shall be issued in the name of the Holder or in the name or names of its qualified designee as may be directed by the Holder.

vii.            Closing of Books. The Corporation will not close its shareholder books or records in any manner which prevents the timely exercise of this Pre-Funded Warrant, pursuant to the terms hereof.

viii.            Withholding Taxes. If required by applicable laws, withholding taxes (including backup withholding) may be withheld by the Corporation from payments and deemed payments on or with respect to this Pre-Funded Warrant, and Corporation shall remit any amounts deducted or withheld to the appropriate governmental authority in the time and manner required by applicable laws, provided that the Corporation shall provide written notice to the Holder of any anticipated deduction or withholding from any payment or deemed payments on or with respect to this Pre-Funded Warrant promptly upon it becoming aware of such obligation to deduct or withhold and no later than five (5) days before the date of the payment or deemed payment on which the deduction or withholding may possibly apply, and provided further that the Corporation shall consider in good faith any reasonable objection raised by the Holder to such withholding and that the Corporation and the Holder shall cooperate in good faith to reduce or eliminate any such deduction or withholding. In addition, if any withholding taxes (including backup withholding) are paid on behalf of Holder, then those withholding taxes may be set off against payments of cash or the delivery of Warrant Shares, if any, in respect of this Pre-Funded Warrant (or any payments on Common Shares) or sales proceeds received by, or other funds or assets of, Holder. At the time of issuance of this Pre-Funded Warrant, the Corporation is not aware of any information or fact that would result in deduction or withholding being applicable to any payments and deemed payment on or with respect to this Pre-Funded Warrant.

d)            Holder’s Exercise Limitations.

i.            Exchange Act Limitations. The Corporation shall not effect any exercise of this Pre-Funded Warrant, and a Holder shall not have the right to exercise any portion of this Pre-Funded Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Warrant Shares issuable upon exercise of this Pre-Funded Warrant with respect to which such determination is being made, but shall exclude the number of Warrant Shares which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Pre-Funded Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Corporation (including, without limitation, any other Common Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Corporation is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2d) applies, the determination of whether this Pre-Funded Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Pre-Funded Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Pre-Funded Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Pre-Funded Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Corporation shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. The “Beneficial Ownership Limitation” shall be 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Warrant Shares issuable upon exercise of this Pre-Funded Warrant. The Holder, upon notice to the Corporation, may decrease the Beneficial Ownership Limitation provisions of this Section 2d) and the provisions of this Section 2d) shall continue to apply. Any change to the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Corporation. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2d) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Pre-Funded Warrant.

ii.            Toronto Stock Exchange Limitations. So long as the Common Shares are listed on the TSX, the Holder shall not be permitted to exercise all or any part of the Pre-Funded Warrants if, following such exercise, the Holder and its Affiliates and Attribution Parties would hold more than (i) 9.99% of the number of Common Shares outstanding immediately following the issuance of the Warrant Shares issuable upon exercise of this Pre-Funded Warrant, unless the Holder files a personal information form (PIF) with the TSX and provides the Corporation with TSX approval of same, as required by the TSX, and (ii) 19.99% of the number of Common Shares outstanding immediately following the issuance of the Warrant Shares issuable upon exercise of this Pre-Funded Warrant, unless the Corporation previously obtains approval from its shareholders to proceed with such issuance in accordance with applicable laws and the rules of the TSX.

iii.            Number of outstanding Common Shares. For purposes of this Section 2d), in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (i) the Corporation’s most recent periodic or annual filings publicly filed with Canadian securities regulatory authorities and available at www.sedarplus.ca, (ii) a more recent public announcement by the Corporation or (iii) a more recent written notice by the Corporation or the Transfer Agent setting forth the number of Common Shares outstanding. Upon the written or oral request of a Holder, the Corporation shall within two (2) Trading Days confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including this Pre-Funded Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Common Shares was reported.

iv.            Affiliated Companies. For purposes of this Section 2d), a company shall be deemed to be an affiliate of another company if one of them is the subsidiary of the other or if both are subsidiaries of the same company or if each of them is controlled by the same person or company.

e)            Payment of Exercise Price. Notwithstanding anything contained herein to the contrary, the Holder may, in its sole discretion, if at such time the Warrant Shares subject to an Exercise Notice may not be traded by the Holder on the Principal Trading Market pursuant to Regulation S (other than as a result of the Holder becoming an “affiliate” (as such term is defined in Rule 144 under the U.S. Securities Act) of the Corporation), satisfy its obligation to pay the Exercise Price through a “cashless exercise”, in which event the Corporation shall issue to the Holder the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = the VWAP per Common Share on the Principal Trading Market for the 5-day period ending on the Trading Day immediately preceding the Exercise Date;

(B) = the Exercise Price of this Per-Funded Warrant; and

(X) = the number of Warrant Shares that would be issuable upon exercise of this Pre-Funded Warrant in accordance with the terms of this Pre-Funded Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant Shares are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act of 1933, as amended, the holding period of the Warrant Shares being issued may be tacked on to the holding period of this Pre-Funded Warrant, the Warrant Shares shall take on the characteristics of the Pre-Funded Warrants being exercised. The Corporation agrees not to take any position to the contrary.

Section 3.      Certain Adjustments.

a)            Stock Splits and Consolidation. If the Corporation, at any time while this Pre-Funded Warrant is outstanding: (i) subdivides outstanding Common Shares into a larger number of shares, (ii) combines (including by way of reverse stock split) outstanding Common Shares into a smaller number of shares, or (iii) issues by reclassification of the Common Shares, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event, and the number of shares issuable upon exercise of this Pre-Funded Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Pre-Funded Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3.a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b)            Rights Offerings. If at any time the Corporation fixes a record date for the distribution to all or substantially all of the holders of its outstanding Common Shares of rights, options or warrants entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares, or Common Share Equivalents, at a price per share to the holder (or at an exchange, exercise or conversion price per share) of less than 95% of the VWAP of the Common Shares for the five trading days ending immediately prior to the “ex-distribution” date with respect to such event (any such event being called a “Rights Offering”), then the number of Warrant Shares the Holder is entitled to receive upon the exercise of this Pre-Funded Warrant shall be adjusted effective immediately after such record date for the Rights Offering by multiplying the number of Warrant Shares the Holder is entitled to receive upon the exercise of this Pre-Funded Warrant in effect immediately prior to such record date by a fraction:

i.            the numerator of which shall be the number of Common Shares which would be outstanding after giving effect to the Rights Offering (assuming the exercise of all of the rights, options or warrants under the Rights Offering and assuming the exchange, exercise or conversion into Common Shares of all exchangeable, exercisable or convertible securities issued upon exercise of such rights, options or warrants, if any), and

ii.            the denominator of which shall be the aggregate of:

(A)	the total number of Common Shares outstanding as of the record date for the Rights Offering, and

(B)	a number of Common Shares determined by dividing:

(I)	the amount equal to the aggregate consideration payable on the exercise of all of the rights, options and warrants under the Rights Offering plus the aggregate consideration, if any, payable on the exchange, exercise or conversion of the exchangeable or convertible securities issued upon exercise of such rights, options or warrants (assuming the exercise of all rights, options and warrants under the Rights Offering and assuming the exchange or conversion of all exchangeable or convertible securities issued upon exercise of such rights, options and warrants);

by

(II)	the VWAP of the Common Shares for the five trading days ending immediately prior to the “ex-distribution” date with respect to the Rights Offering.

c)            Pro Rata Distributions. During such time as this Pre-Funded Warrant is outstanding, if the Corporation shall fix a record date for the issuance or distribution to all or substantially all the holders of its outstanding Common Shares of shares of the Corporation of any class other than Common shares, rights, options or warrants to acquire Common Shares or securities exchangeable or exercisable or convertible into Common Shares, evidence of indebtedness, cash, securities or any property or other assets (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Special Distribution”), at any time after the issuance of this Pre-Funded Warrant, then, in each such case, the number of Warrant Shares the Holder is entitled to receive upon the exercise of this Pre-Funded Warrant shall be adjusted effective immediately after such record date for the Special Distribution by multiplying the number of Warrant Shares the Holder is entitled to receive upon the exercise of this Pre-Funded Warrant in effect immediately prior to such record date by a fraction:

i.            the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the VWAP of the Common Shares for the five trading days ending immediately prior to the “ex-distribution” date with respect to the Special Distribution, and

ii.            the denominator of which shall be:

(A)	the product of the number of Common Shares outstanding on such record date and the VWAP of the Common Shares for the five trading days ending immediately prior to the “ex-distribution” date with respect to the Special Distribution, less

(B)	the fair market value, as determined by action by the board of directors of the Corporation acting reasonably and in good faith (whose determination shall, absent manifest error, be conclusive, subject to the approval of the TSX), to the holders of the Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or other assets issued or distributed in the Special Distribution.

d)            Implementation of a new Dividend Program. If the Corporation, at any time while this Pre-Funded Warrant is outstanding, fixes a record date for the payment of cash dividends or distributions to holders of the Common Shares as part of the implementation of a new dividend program (but not for ongoing distribution or dividends), the Exercise Price will be adjusted immediately after the record date fixed for the payment of the inaugural dividend so that it will be equal to the price determined by multiplying the Exercise Price in effect on such record date by a fraction:

i.            the denominator of which will be the VWAP for the five-day period ending two trading days prior to the record date (the “Pre Record Date Price”), and

ii.            the numerator of which will be the Pre Record Date Price less the amount in cash per Common Share.

e)            Fundamental Transaction. If, at any time while this Pre-Funded Warrant is outstanding, (i) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person, (ii) the Corporation, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Share are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Share, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Share or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Pre-Funded Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder, the number of Common Shares of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Common Shares for which this Pre-Funded Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2.d) on the exercise of this Pre-Funded Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Common Share in such Fundamental Transaction, and the Corporation shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Share are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Pre-Funded Warrant following such Fundamental Transaction. The Corporation shall cause any successor entity in a Fundamental Transaction in which the Corporation is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Corporation under this Pre-Funded Warrant in accordance with the provisions of this Section 3d) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Pre-Funded Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Pre-Funded Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Warrant Shares acquirable and receivable upon exercise of this Pre-Funded Warrant (without regard to any limitations on the exercise of this Pre-Funded Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Common Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Pre-Funded Warrant immediately prior to the consummation of such Fundamental Transaction). Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Pre-Funded Warrant referring to the “Corporation” shall refer instead to the Successor Entity), and may exercise every right and power of the Corporation and shall assume all of the obligations of the Corporation under this Pre-Funded Warrant with the same effect as if such Successor Entity had been named as the Corporation herein.

f)            Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares issued and outstanding.

g)            Notice to Holder.

i.            Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Corporation shall promptly deliver to the Holder by email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

ii.            Notice to Allow Exercise by Holder. If (A) the Corporation shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Corporation shall declare a special nonrecurring cash dividend on or a redemption of the Common Shares, (C) the Corporation shall authorize the granting to all holders of Common Shares rights or warrants to subscribe for or purchase shares of any class or of any rights, (D) the approval of any shareholders of the Corporation shall be required in connection with any reclassification of the Common Shares, any consolidation or merger to which the Corporation is a party, any sale or transfer of all or substantially all of the assets of the Corporation, or any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property, or (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, then, in each case, the Corporation shall cause to be delivered by email to the Holder at its email address as it shall appear upon the register of warrants maintained by the Corporation, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Common Shares of record shall be entitled to exchange their Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Pre-Funded Warrant constitutes, or contains, material, non-public information regarding the Corporation or any of the Subsidiaries, the Corporation shall simultaneously issue a news release to disclose the information in compliance with applicable Canadian securities laws. The Holder shall remain entitled to exercise this Pre-Funded Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 4.      Miscellaneous.

a)            No Transfer of Pre-Funded Warrant. This Pre-Funded Warrant is non-assignable, non-transferable and non-negotiable and may not be exercised by or to the benefit of any person other than the Holder or its designee.

b)            No Rights as Shareholder Until Exercise; No Settlement in Cash. This Pre-Funded Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Corporation prior to the exercise hereof as set forth in Section 2.c)i, except as expressly set forth in Section 3. In no event shall the Corporation be required to net cash settle an exercise of this Pre-Funded Warrant.

c)            Loss, Theft, Destruction or Mutilation of Pre-Funded Warrant. The Corporation covenants that upon receipt by the Corporation of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Pre-Funded Warrant or any certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Pre-Funded Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Pre-Funded Warrant or certificate, if mutilated, the Corporation will make and deliver a new Pre-Funded Warrant or certificate of like tenor and dated as of such cancellation, in lieu of such Pre-Funded Warrant or certificate.

d)            Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

e)            Authorized Shares.

The Corporation covenants that the Warrant Shares have been duly authorized, allotted and reserved for issuance and will, upon exercise of the purchase rights represented by this Pre-Funded Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges created by the Corporation in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue). The Corporation will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Shares may be listed.

f)            No market. The Holder acknowledges that the Corporation has not applied and does not intend to apply to list the Pre-Funded Warrants on any securities exchange or Trading Market.

g)            Jurisdiction. This Pre-Funded Warrant shall be governed by and construed in accordance with the laws of the Province of Ontario without regard to the principles of conflicts of laws.

h)            Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Pre-Funded Warrant, if not registered, will continue to be subject to the Restricted Security Agreements as such term is defined in the Subscription Agreement.

i)            Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies. Without limiting any other provision of this Pre-Funded Warrant, if the Corporation willfully and knowingly fails to comply with any provision of this Pre-Funded Warrant, which results in any material damages to the Holder, the Corporation shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

j)            Notices. All communications hereunder shall be in writing and shall be mailed, hand delivered or sent via email and confirmed to the parties hereto as follows:

If to the Holder:	RA Capital Healthcare Fund, L.P.
200 Berkeley Street, 18th Floor
Boston, MA 02116
Attention: General Counsel
Email: legal@racap.com

with a copy to:	Osler, Hoskin & Harcourt LLP
1000 De La Gauchetière Street West, Suite 2100
Montreal QC H3B 4W5
Attention : François Paradis and Jeremy Brisset
Emails : fparadis@osler.com; jbrisset@osler.com

and	Cooley LLP
500 Boylston St., 14th Floor
Boston, MA 02116
Attention: Eric Blanchard
Email: eblanchard@cooley.com

If to the Corporation:	Medicenna Therapeutics Corp.
2 Bloor St. W., 7th Floor
Toronto ON M4W 3E2
Attention: Fahar Merchant and David Hyman
Emails: fmerchant@medicenna.com; dhyman@medicenna.com

with a copy to:	McCarthy Tétrault LLP
500 Grande-Allée Est, 9e étage
Québec QC G1R 2J7
Attention: Charles-Antoine Soulière and Laurence Cromp-Lapierre
Emails: casouliere@mccarthy.ca; lcromplapierre@mccarthy.ca

and	Troutman Pepper Hamilton Sanders LLP
125 High Street
19th Floor
Boston, MA 02110
Attention: Thomas M. Rose; Shona Smith
Emails: thomas.rose@troutman.com; shona.smith@troutman.com

k)            Successors and Assigns. Subject to applicable securities laws, this Pre-Funded Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Corporation and the successors and permitted assigns of Holder. The provisions of this Pre-Funded Warrant are intended to be for the benefit of any Holder from time to time of this Pre-Funded Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

l)            Amendment. Subject to the prior written approval of the Principal Trading Market, this Pre-Funded Warrant may be modified or amended or the provisions hereof waived with the written consent of the Corporation, on the one hand, and the Holder, on the other hand.

m)            Severability. Wherever possible, each provision of this Pre-Funded Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Pre-Funded Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Pre-Funded Warrant.

n)            Headings. The headings used in this Pre-Funded Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Pre-Funded Warrant.

(Signature Page Follows)

IN WITNESS WHEREOF, the Corporation has caused this Pre-Funded Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

MEDICENNA THERAPEUTICS CORP.

By:	(s) Fahar Merchant
Name: Fahar Merchant
Title: Chairman, President and Chief Executive Officer

[Signature Page - Warrant]

NOTICE OF EXERCISE

To: Medicenna Therapeutics Corp. (the “Corporation”)

Reference is made to the attached warrant certificate issued by the Corporation on April 30, 2024 for an aggregate of ______________________________ pre-funded common share purchase warrants to the undersigned Holder (the “Pre-Funded Warrant”). Any capitalized terms used herein and otherwise undefined shall have the meaning ascribed to them in the Pre-Funded Warrant.

(1)        The undersigned hereby elects to purchase _______________________ Warrant Shares of the Corporation pursuant to the terms of the attached Pre-Funded Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full.

(2)        Payment shall take the form in lawful money of Canada.

(3)        Please register said Warrant Shares as specified below:

_______________________________

_______________________________

_______________________________

The Warrant Shares shall be delivered to the address specified below:

_______________________________

_______________________________

_______________________________

The undersigned represents, warrants and certifies as follows that (one (only) of the following must be checked):

☐	(A) the undersigned holder at the time of exercise of the Pre-Funded Warrant (i) is not a U.S. Person, (ii) is not in the United States, (iii) is not exercising the Pre-Funded Warrant for the account or benefit of a person in the United States or a U.S. Person, (iv) did not execute or deliver this notice of exercise in the United States and (v) delivery of the underlying Warrant Shares will not be to an address in the United States; OR

☐	(B) the undersigned holder (a) is the original U.S. purchaser who purchased the Pre-Funded Warrant pursuant to the Corporation’s offering who delivered a Subscription Agreement in connection with its purchase of Common Shares and Pre-Funded Warrants in the Offering (the “Subscription Agreement”), (b) is exercising the Pre-Funded Warrant for its own account or for the account of a disclosed principal that was named in the Subscription Agreement, (c) is, and such disclosed principal, if any, is a “qualified institutional buyer” as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), that is also an “accredited investor” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act (a “QIB”) at the time of exercise of this Pre-Funded Warrant and the representations, warranties and covenants of the holder made in the Subscription Agreement remain true and correct as of the date of exercise of this Pre-Funded Warrant, and (d) represents, warrants and covenants that the Pre-Funded Warrant Shares received on exercise of the Pre-Funded Warrant may only be offered, sold, pledged, or otherwise transferred, directly or indirectly: (A) to the Corporation, or (B) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws or regulations.

“United States” and “U.S. Person” are as defined in Rule 902 of Regulation S under the U.S. Securities Act.

The undersigned, as of the date herein (the “Date of Exercise”)

(i)	represents that the Holder currently owns, directly or indirectly, _____________ Common Shares, which includes any Common Shares held by parties acting in combination or in concert with the Holder;

(ii)	acknowledges that, pursuant to section 2.d) of the Pre-Funded Warrant certificate that so long as the Common Shares are listed on the TSX, the Holder shall not be permitted to exercise all or any part of the Pre-Funded Warrants if, following such exercise, the Holder and its Affiliates and Attribution Parties would hold more than:

A.	9.99% of the number of Common Shares outstanding immediately following the issuance of the Warrant Shares issuable upon exercise of this Pre-Funded Warrant, unless the Holder files a personal information form (“PIF”) with the TSX and provides the Corporation with TSX approval of same, as required by the TSX (the “New Insider Limitation”); and

B.	19.99% of the number of Common Shares outstanding immediately following the issuance of the Warrant Shares issuable upon exercise of this Pre-Funded Warrant, unless the Corporation previously obtains approval from its shareholders to proceed with such issuance in accordance with applicable laws and the rules of the TSX (the “Control Limitation”);

(iii)	and acknowledges that the proposed exercise of the Pre-Funded Warrants (the “Exercise”) is subject to acceptance by the Corporation as provided under “Acceptance” below, and that the Corporation may refuse, in totality or in part, the Exercise if such Exercise would not comply with the New Insider Limitation or the Control Limitation (but for no other reason).

Certificate

The undersigned, in its capacity as _____________________ of the Holder, has made all reasonable inquiries to ensure that the information provided in this Notice of Exercise is accurate.

Name of Holder:

Signature of Authorized Signatory of Holder:

Name of Authorized Signatory:

Title of Authorized Signatory:

Date:

ACCEPTANCE

The undersigned, in its capacity as a senior officer of the Corporation, certifies that he or she has verified the information provided in the Notice of Exercise and that, to the best of the knowledge of the undersigned and based on the information provided by the Holder, such information is accurate.

New Insider Limitation

As of the Date of Exercise, a PIF:

(i)	☐ has been filed and approved by the TSX; or

(ii)	☐ has not been filed and approved by the TSX and, further to the exercise of the Pre-Funded Warrants, the Holder, its Affiliates and Attribution Parties will hold an aggregate of ______________________ Common Shares, representing ______% of the then issued and outstanding Common Shares.

Accordingly, the undersigned confirms that the Exercise complies with the New Insider Limitation.

Control Limitation

As of the Date of Exercise, shareholder approval of the issuance to the Holder of Common Shares representing 19.99% or more of the issued and outstanding Common Shares:

(i)	☐ has been obtained; or

(ii)	☐ has not been obtained and, further to the exercise of the Pre-Funded Warrants, the Holder, its Affiliates and Attribution Parties will hold an aggregate of ______________________ Common Shares, representing ______% of the then issued and outstanding Common Shares.

Accordingly, the undersigned confirms that the Exercise complies with the Control Limitation.

Based on the confirmations provided herein and in the Notice of Exercise, the undersigned confirms acceptance by the Corporation of the Exercise.

MEDICENNA THERAPEUTICS CORP.

By:
Name:
Title: